May 28, 2021

VIA EDGAR

Re:	DLocal Limited
Registration Statement on Form F-1
File No. 333-255793

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ta Tanisha Meadows, Staff Accountant
Angela Lumley, Staff Accountant
Cara Wirth, Staff Attorney
Mara Ransom, Legal Branch Chief

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of Class A common shares of DLocal Limited (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on June 2, 2021, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 3,000 copies of the preliminary prospectus dated May 24, 2021 included in the above-referenced Registration Statement have been or will be sent to underwriters, dealers, institutions, investors and others.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS, INC.
MORGAN STANLEY & CO. LLC

As Representatives of the Several Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

By:	Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
	Name:	Facundo Vazquez
	Title:	Managing Director

By:	Citigroup Global Markets, Inc.

By:	/s/ Alberto Pandolfi
	Name:	Alberto Pandolfi
	Title:	Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Lulica Batista Rocha
	Name:	Lulica Batista Rocha
	Title:	Executive Director

[Signature Page to Acceleration Request]